UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☒ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

LIVERETAIL, INC

Legal Status of Issuer:

Form:

CORPORATION

Jurisdiction of Incorporation/Organization:

DELAWARE

Date of Organization:

9/28/2022

Physical Address of Issuer:

770 SE INDIAN ST, STUART, FL 34997

Website of Issuer:

www.liveretail.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

NETSHARES FINANCIAL SERVICES, LLC

CIK number of intermediary:

0001805615

SEC file number of intermediary:

008-70502

CRD number, if applicable, of intermediary:

307532

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of two and five tenths percent (2.5%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will receive no additional compensation.

Type of Security Offered:

Class B Common Stock

Target number of securities to be offered:

100,000

Price (or method for determining price):

$2.00 per Share

Target offering amount:

$200,000

Minimum Investment Amount:

$200

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount):

$2,500,000

Maximum number of securities to be offered:

1,250,000

Deadline to reach the target offering amount:

July 4, 2023

Disbursement from Escrow After Reaching the Target Offering Amount: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees:

12 (Twelve)

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2022)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

LiveRetail, Inc.
By



Chris Cupero
____
(Signature)

Chris Cupero
President and Chief Operating Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



Chris Cupero
____
(Signature)

Chris Cupero
President and Chief Operating Officer

12/12/22
____
(Date)

TABLE OF CONTENTS

December 16, 2022

LIVERETAIL, INC.

FORM C
Up to $2,500,000 Shares of Common Stock
$2.00 per Share



LiveRetail ("Live Retail", "LR" the "Company," "we," "us," or "our"), is offering a minimum amount of $200,000 (the "Target Offering Amount") and up to a maximum amount of $2,500,000 (the "Maximum Offering Amount") of Common Stock, 1,250,000 Shares at $2.00 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by July 4, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, NetShares Financial Services, LLC (the "Intermediary"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Common Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by the Escrow Agent and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1.   Name of issuer: LIVERETAIL, INC.

ELIGIBILITY

2.   LIVERETAIL, INC. certifies that all of the following statements are true:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.
•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
•   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
•   The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: [Company invest site]

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Chris Cupero	LiveRetail, Inc., President and Chief Operating Officer	Manages the day to day operations of LiveRetail as a business	12/1/2022 to Present
	LiveTechnology Holdings, Inc., Director of LiveRetail Project	Oversight and Management of the LiveRetail Project including Brand Compliance, Data Gathering and Automations	9/14/2020 to 11/30/2022
	LiveTechnology Holdings, Inc., Chief Client Officer of LivePlatform Business	Direct interaction with top Brand Stewards across clients. Gathering insights into market opportunities.	3/21/2016 to Present
	Bank of America, Senior Vice President Enterprise Marketing Technology	Corporate Marketing	1/1998 to 3/21/2016
Vincent Fratto	LiveRetail, Inc., Chief Creative Officer	Management of the Talent and Creative for the LiveRetail solution	12/1/2022 to Present
	LiveTechnology Holdings, Inc., Creative Director of LiveRetail Project	Studio Team Management, including the design of the creative rules and base LiveAssets	9/14/2020 to 11/30/2022
	LiveTechnology Holdings, Inc., Production Manager	Studio Team Management for all business units: LivePlatform, LiveMailer and LiveStuff. Design and conceptualization of LiveAsset	6/9/2008 to Present
Nart Asaad	LiveRetail, Inc., Chief Technology Officer	Management of all technical infrastructure, including servers and cloud facilities	12/1/2022 to Present
	LiveTechnology Holdings, Inc., Executive Vice President of Server Technologies	Day-to-day management and optimization of server infrastructure	11/9/2014 to 11/30/2022
	LiveTechnology Holdings, Inc., Executive Vice President of Server Technologies	Transition from owned servers to AWS cloud infrastructure; Fortune 100 required compliances; Development of 2nd iteration of LiveServer with full VM compiled code	6/1/2014 to 11/8/2017

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Wayne Reuvers	LiveRetail, Inc., Chief Strategy Officer	Market Opportunity Analysis, Product Design and Oversight and Marketing Processes	12/1/2022 to Present
	Chairman and Chief Strategy Officer of LiveTechnology Holdings, Inc.	SaaS and Martech Incubator, Responsible for the end-to-end solution design and implementation	1996 to present
	LivePlatform, Inc.	LivePlatform Product Design, Management and Development	12/18/2012 to Present
	LiveStuff, Inc.	LiveStuff Product Design, Management and Development	6/20/13 to Present

BIOGRAPHICAL INFORMATION



Chris Cupero
President and Chief Operating Officer

Chris graduated from St. Mary's University in San Antonio, Texas with an undergraduate degree in Finance and an MBA in Operations Management. Chris spent the first 28 years of his career with Bank of America in Corporate Marketing where he had a variety of responsibilities which included: Regional Marketing, Consumer Marketing, Sports Marketing, Direct Mail Marketing, Online Banking, Marketing Customer Information, Rewards Programs, and Marketing Technology.

Chris had many major accomplishments during his career at Bank of America. He was one of the early pioneers of on-line banking and bill payment in Texas, getting the attention of corporate for a national roll-out. Bank of America now has over 34 million active on-line banking users. Chris also helped develop and implement the first Foreign ATM Transaction Fee which generated over $2.5 billion dollars in new annual revenue for Bank of America. The Foreign ATM Transaction Fee was quickly adopted by all financial institutions as a new revenue stream. Chris also implemented the first Marketing Customer Information File System (MCIF), allowing the bank to better understand their customer households and the products and services that comprised each household. Employing this information, Bank of America did more precise target marketing since they had the ability, through MCIF Predictive Analytics, to forecast the likelihood of each household's next product purchase. Leveraging these capabilities drove response rates on many marketing programs into the double digits, which was unheard of at the time.

Chris's most recent role with Bank of America was managing their Enterprise Marketing Technology Strategy Team. He deployed many new technology platforms and built several internal platforms for the Marketing Department. This included a Marketing Review Platform that was focused on risk mitigation and was the first application to support electronic filing with the Financial Industry Regulatory Authority (FINRA) for Merrill Lynch. This application reduced litigation expenses by 43% and regulatory fines from FINRA by 67%. It also created the first centralized repository for all marketing materials for Bank of America and all its subsidiaries.

Chris retired from Bank of America in 2016 and joined the LiveTechnology Team. After joining the team, Chris was a client of LiveTechnology for over 12 years.   Chris's unique insights from being a customer for 12 years have provided an improved customer-centric focus to the organization.



Vincent Fratto
Chief Creative Officer

Vincent has been with LiveTechnology since June 2008. He was hired as the first employee to work on the newly designed "Dynamic Assets". His direct influence in the concept of Dynamic Assets has become the backbone of LiveRetail today – building on the experience working with other LiveTechnology and subsidiary clients including Northwestern Mutual, Bank of America, Century 21, eBay, and Microsoft Bing to name a few.

He is also deeply involved in platform development, emerging new creative technologies, overall company strategy, development cycles, and R&D. He works hand in hand with the rest of the leadership team on core functions, enhancements, and platform evolution and helps provide strategic input on the LiveRetail overall road map. Vincent takes pride in looking at everything from not only the LiveRetail perspective but also the client and user perspective so all facets of the platforms and systems are designed and implemented with both in mind.

Above and beyond LiveTechnology and LiveRetail, Vincent is an entrepreneur at heart that has started and runs two successful online companies. Upside Down Shirts is a t-shirt design company he founded early on and has been going strong ever since with an average sale review of 4.9 stars. Vincent also has a passion for good coffee and all things Dungeons and Dragons. So, the birth of his latest venture was a natural fit – Geek House Coffee which was started out of the doldrums of the pandemic in 2020. This brand merges the vast creativity of high fantasy with premium small-batch coffee. Geek House Coffee is now sold and served locally in a number of local coffee shops as well as available for sale online.



Nart Asaad
Chief Technology Officer

Nart studied computer engineering at Computer Engineering Institute, later achieved a Master of Science in Software Engineering from Oxford Brookes University with Distinction, and then completed an Advanced Diploma in Data and Systems Analysis from the University of Oxford.

Nart started playing with electrical systems, electronics, and computers at a very early age and started his first tech business when he was a senior in high school. Later worked as an electrical/bridge tech on cargo ships for two years intermittently.

Nart worked as a network engineer, IT consultant, and system analyst in Digital Circuits Est, in Riyadh, KSA, for over 6 years. he helped with, designed, and/or lead different projects in the fields of communications, networking, security systems, access control, VoIP, Audio & Video, and many software solutions, for both private and public sectors.

Nart then worked as a software engineer in MATS, Riyadh, KSA for over 5 years, Writing Software Specification & Requirements, Design and Participating in the Development and Implementation of server-ware and middleware multi-tiered Retail Management Systems, CRM, Digital Signage software & hardware, and their cross-platform client systems including web, Desktop, and Mobile. Building proxies and software-based load balancers.

Nart moved to the USA and started working for LiveTechnology Holding Inc., LLC in 2014 until today, Responsible for leading the team of LSV2, managing our AWS cloud infrastructure, analyzing, designing, developing, testing, profile, and maintaining distributed server software systems, DSLs, and their tools of Compilers, Intermediate Languages, and Execution Virtual Machines.

Nart being a continuous learner keeps himself busy by getting up to date with new technologies, especially in the software field, but also interested in computing in general, IoT, and electronics.



**Wayne Reuvers
Chief Strategy Officer**

Wayne is the Founder of LiveTechnology Holdings. He has successfully invested in and built multiple subsidiaries and successfully exited 6 businesses having created over $110 million in wealth for the investors.

Technology that Wayne has developed has been used by some of the largest corporations across the globe including AARP, Acura, Allstate, AIG, AT&T, Bank of America, BBDO, BMW, Century 21, Citgo, Chrysler, Colgate-Palmolive, DDB, Dell, GE, Google, Honda, Intel, KeyBank, Linde Tvt, McDonald's, Mercedes Benz, Microsoft, Northwestern Mutual, Nissan, Old Mutual, Office Depot, Steinmuller AG, Texaco, Universal McCann, Washington Mutual, Zimmerman Advertising and many others.

Wayne started his career early - At the age of 14, while still in South Africa he developed, marketed, and sold Graph-IT, a stock-market technical analysis software product for the Apple computer, which sold successfully to banks, stock broking firms, and individual investors.

In 1992 Wayne designed and managed the development of Gilt Manager - derivative modeling software that was later sold to Reuters. This same system was used by Reuters in managing the multi-currency derivatives in Europe during the introduction of the Euro. In 1995 he pioneered biometric fingerprint recognition technology and oversaw its implementation and roll-out by the South African government for its pension fund payments via mobile cash dispensing vehicles linked wirelessly. This included optimizing Printrack's (USA) minutiae algorithm from 1 minute 32 seconds to just 7 seconds allowing these mobile ATMs to process over 4 million pensioners per month.

In 1996, by consolidating his two businesses, ICT and DISC (Dealing and Investment Systems and Consultancy), Wayne formed LiveTechnology Holdings as a technology incubator. Within two years LiveTechnology became one of the largest South African internet companies, and in 1998, LiveTechnology went public on the Johannesburg Stock Exchange as a key component of Paradigm Interactive Media Group. In 1999, Wayne conducted a management buy-out and took LiveTechnology to the US in late 1999.

In 1999, Wayne, with his team, completed the design of a revolutionary object-oriented database (LiveObject) and XML structured language (LiveServer). A number of businesses were set up to leverage the technology stack, including LiveAnalysis, Inc. which was later sold to Jupiter Media Metrix; and a suite of technology that was later sold as LiveWeb to Omnicom Group, Inc. for $80m in 2001. The Bing Business Portal (now Bing Places) was acquired by Microsoft and a few years later Ebay acquired LiveMailer – the high-speed email engine that produced over 1.3 billion monthly customized emails for them!

Wayne has invested in and raised over $35m for companies and subsidiaries. He sits on the board of four companies, continues to advise businesses on strategy and investments, and continues to help startups and Fortune 500 companies.

LiveRetail

BUSINESS AND ANTICIPATED BUSINESS PLAN

LiveRetail is a new marketing technology company incubated within LiveTechnology Holdings over a two-year period and established as its own business in September 2022. LiveTechnology is a highly accomplished platform development company. It has been developing successful platforms since 2001 when it sold its distributed server architecture to Nortel Networks.

LiveTechnology Holdings identifies the market and utilizes its technology stack and experience to build out the market fit. Once the solution is at the point of becoming a business, the IP and technical assets are moved into the newly formed business. Key staff members who are involved in the new business are also moved across into the new entity.

Over the past 20 years, LiveTechnology Holdings, Inc. has incubated seven businesses and successfully exited four of these creating over $114 million dollars in investor wealth. These include the sale of its LiveAnalysis, Inc. business to Jupiter Media Metrix (NASDAQ:MMXI), the sale of a SaaS implementation on LivePlatform to Microsoft (NYSE:MSFT) as the Bing Business Portal (now Bing Places), the incubation and sale of LiveWeb, Inc. to the Omnicom Group (NYSE:OMC) as agency platforms to Omnicom, and the sale of the IP of LiveMailer to eBay (NASDAQ:EBAY).

LiveRetail, Inc is the latest of these successful incubations as the IP, assets, and brand were transferred to LiveRetail, Inc. (a Delaware C Corp) in September 2022. LiveRetail.com is now the largest online resource of brands, branded assets, and branded social media posts & ads. LiveRetail already supports over 700 brands generating over 30 million custom on-brand social media post and ads.

Financials

Since LiveRetail is a brand-new entity (9/2022) there is no current revenue and all expenses, which include platform development and salaries, are currently being funded by the parent company LiveTechnology.

The Market Opportunity

Over 85% of a consumer's disposable income will be spent within 20 miles of where they work and live. Canva, SOCi, Local Hero, Celtra, and a few more have all set up very successful platforms to help local, non-branded, independent businesses market and advertise. While these local, non-branded, independent businesses control $23 billion of advertising spend, the real opportunity in this market is branded marketing and advertising.

LiveTechnology has successfully built and sold several businesses that focus on helping brands execute and measure branded advertising, it was only natural that LiveTechnology builds out a solution SPECIFICALLY for businesses that operate under a brand (franchisees and retail stores with discretionary budgets) and businesses that sell branded products.

While these businesses control around $133 billion of advertising and marketing spend, there are two substantial barriers to social and digital branded advertising:
- Creating on-brand advertising and marketing is expensive; AND

- Executing a campaign across a myriad of digital properties (Facebook, Google Display Network, Instagram, Twitter, YouTube, Newspaper Website, Connected TVs/OTT, etc.) is extremely complex.

The basic premise of LiveRetail is to provide every local entity that operates under a brand or sells branded products with a set of on-brand, ready-to-run social media posts and digital display ads at no cost. There are 5.5 million local and online businesses that control $133 billion in Brand advertising and marketing spend.

LiveRetail Vision
- Reduce the cost of on-brand advertising creative to ZERO.
- Reduce the complexity of running a campaign to TWO-CLICKS.
- Reduce the minimum investment in marketing to a $10 budget.

LiveRetail was set up with five major goals in mind
1. Technology to automate the setup of a brand within 1 hour (vs Weeks)
   Including brand guidelines, styles, fonts, colors, and artwork
2. Crawler to onboard all the Locations in under 25 minutes
   Franchises, stores, agents, restaurants, dealerships, advisors, etc.
3. Adding the items, that brand currently promotes in under 2 hours
   Products, services, offers, specials, etc.
4. Utilize this content to automatically produce millions of on-brand creative
   Posts, ads, and TV/video – saving the market hundreds of millions of dollars.
5. Create and run hyper-targeted Campaigns for each local entity
   Geo-targeting using the physical address of the local entity
   Coupled with audience targeting collected from the branded Items

To date, LiveRetail has more than 700 brand setups with over 30 million unique, on-brand, ready-to-run ads and posts that have been uniquely customized SPECIFICALLY to each local entity.

For a local entity, the traditional cost to create a single, on-brand ad is usually more than $400, and a set of branded ads and posts often costs $2,000 to $5,000. LiveRetail has now removed the biggest barrier to local branded advertising: the cost and complexity of branded creative. This dramatically reduces the customer acquisition cost and makes it very hard for competitors to attempt to enter this market.

The automated setup of the marketing campaigns now allows the local entity to run advertising for as little as $10 and as much as $100,000 – and LiveRetail takes a small 10% fee of this spend and in turn guarantees a minimum lift of 80% over industry standards.

LiveRetail allows these entities to sign up for an autoposter service, that will automatically post professional, on-band posts onto their social media pages for a tiny $10 per month fee, saving them hours of work and helping them build direct connections to their local customers.

Target Market / Who We Help

There are over 5.5 million businesses that operate under a brand or sell branded products. These include all franchise owners, businesses that sell branded products (Coke, Frito Lay, Budweiser, L'Oreal, Nike, etc.), and even local stores of retail chains that have local/discretionary budgets (Walmart, Home Depot, Shoprite, etc.). The industries that we serve include:

- Restaurant & Food Service
- Automotive, Powersports
- Spirit, Wine & Beer
- Real Estate
- Financial Services & Insurance
- Consumer Product Goods / Retail
- Apparel
- Travel

Milestones

Since LiveRetail's goal is to maintain its position as the largest online resource of branded posts, ads, and assets, we have set very aggressive targets over the next four years.

	LOCATIONS		BRANDS	
	New	Year End	New	Year End
2023	105,000	155,000	500	1,200
2024	105,000	260,000	500	1,700
2025	105,000	365,000	500	2,200
2026	105,000	470,000	500	2,700

The goal is to continue to grow the number of locations and brands supported in the platform.

In addition, we have set monthly goals for ad revenue, autoposter subscription revenue, and enterprise subscription revenue. Currently, our proformas show us profitable beginning in December 2023 with a net margin of 18.15% in 2024, 45.24% in 2025, and 63.00% in 2026.





Capital Raise Proceeds

LiveRetail is doing a crowdfunding capital raise of $2.5M at $20M valuation. The proceeds from this capital raise will be leveraged as follows:

Capital Raise Fees	4%
Operational Overhead	10%
Brand and Location Onboarding	22%
Marketing and Advertising	24%
SaaS Evolution / R&D	40%

LiveRetail.com
Product

Once a Brand is in LiveRetail.com and all the on-brand, uniquely customized ads and posts have been created for every entity that operates under the brand or sells branded products, the LiveRetail.com process kicks into gear with 3 steps:

Brand Crawler

The Brand Crawler is an Artificial Intelligence ("AI") engine that analyzes a brand's website to engineer that brand's guidelines, colors, fonts, and rules. It onboards all the locations/entities that operate under the brand (franchisees/retail locations) or sell branded products (retailers) and then onboards the brand's promotions.

CreativeMatrix

A management interface that simplifies the control of branded creative across thousands of locations/entities. The brand promotions are across the top of the matrix, and all the brand affiliates/resellers are down the left. Each combination of the two produces a unique ad in the matrix. That unique ad is personalized for the location and customized for the promotion. (The CreativeMatrix is an admin-only facing tool).

On boarding a Brand is quick!
AI Crawler scans Brand website for Brand guidelines and rules
Add Products and Artwork
Our AI crawler gets the top products with all artwork and details
Every Location is Added
Every Franchisee location is found, and the content crawled for details, storefront image and more
Unique Ad for each Entity and each Product
Entity Content + Brand Rules + Digital Assets from Brand Product
Plant Based. Goals Aced.
Best Deal of the Week

Communication Engine

A branded email is created for each entity, with all their on-brand ads and posts embedded. Included in each email are that location's uniquely created on-brand ads and posts. Each location gets personalized creative and personalized messaging.

Emails with Branded Content
Each Franchisee receives and Email with Ready-to-Run Branded Ads
Equinox, Santa Ana
Free Social Media Posts are Ready!
Dunkin', Miami
Free Social Media Posts are Ready!
LiveDrive for Franchisee Assets
And each Franchisee now has these Personalized Assets on their local Hard Drives
Branded Checkout
Customized Asset Library for each Franchisee supporting Free Posts and Ad Budgets
View Your Ads
LiveRetail

Checkout

Each location lands on a checkout page with all their ready-to-run, on-brand posts and ads. They can post to their social media pages at no cost or run campaigns in two clicks! They can set their budget, from $10 to $100,000. For a minor fee, they have the option to subscribe to the autoposter which will automatically post to their social media pages each week.


Free Post
Franchisees can post to their Social Media Pages NO COST!
Hyper-targeted and Localized
Business owners can set their budget $10 to $10,000 for Localized Campaigns
Download
All the assets are free to download using Amazon drive
Total: $395.00
Add to cart

Unique Benefits	• All ads and posts are on-brand and relevant • Ad production costs are now ZERO • Ensuring that the single largest hurdle (Ad creation) is GONE • On-brand messaging reaches relevant consumers through hyper-targeting • Brand locations, affiliates, and resellers can run these campaigns in 2 clicks • The autoposter increases follower engages your customers and drives traffic • Brands can also use LiveRetail to simplify their affiliate marketing
Production and Delivery	LiveRetail is a proactive platform that pre-builds all the on-brand advertising assets and dis-tributes them through email allowing the client/prospect to subscribe to the service.
Target Audience	The 5.5 million businesses that operate under a brand or sell branded products and services
Limits and Liabilities	Currently, LiveRetail does not support the direct placement of digital advertising through a trafficking engine like Trade Desk or EMX Engine. We do however support the trafficking of ads directly to most social media channels (Facebook, Instagram, Twitter, etc.) and the Google Display network.



Marketing Strategy Overview

LiveRetail utilizes its platform to reach decision-makers in these respective groups.
- Franchisees – the owners and operators of franchisees
- Franchisors – the marketing departments of the franchise brands
- Distributors – the companies that distribute brands to local and online retailers
- Industry Decision Makers – Decisions makers at Google, Facebook, Microsoft, and more

Franchisees of a newly onboarded Franchisor Brand – Digital display marketing campaign with carousel ads and a branded video is automated to reach franchisee owners of this brand. The ad showcases the already created, ready-to-run branded ads with a fully branded video explainer. Where we have emails for the franchisee, each will receive a branded email with their ready-to-run, on-brand ads, and posts.

Competitors of the newly onboarded Brand - For each brand that is onboarded into LiveRetail.com, a list of competitor brands are added to it. A campaign is then run to target franchisees of these competitor brands. The two biggest factors in grabbing the attention of a franchisee are when they see their brand or a competitive brand in the ad.

Franchisors in the same industry as the newly onboarded Brand – A campaign is automated to reach the corporate marketing decision-makers at these competing brands. When they see competitive brands in ads, they pay attention, and this helps build the LiveRetail brand as a solution for them too.

Distributors – As national brands are onboarded; a team member identifies the key distributors of this brand. They are then contacted with an automatically generated campaign that shows how they can provide, at no cost to them, a marketing service to their customers to help sell more products, but also generate a new revenue stream for the distributor.

Industry Decision Makers – For every onboarded brand, a fully-branded campaign is automated to reach the executives at Facebook, Google, Microsoft, and others. This ensures they are constantly aware of LiveRetail and the speed of evolution. This helps build credibility and awareness as LiveRetail grows to the critical target of 200,000 paying users and creates a real exit opportunity for the shareholders.

Current Challenges
Threats and Opportunities
Social media marketing is the most cost-effective advertising investment any business or individual can make. It's cheaper than almost every alternative source of advertising. The targeting options are more precise leveraging both behavioral and geographical factors. Companies like Meta currently have over 2 billion active users.


Current Challenges
LiveRetail
BUSINESS DEVELOPMENT
Currently LiveRetail has a limited business development resources and needs to leverage strategic partner relationships
Analytics
Limited analytics available on social media campaigns
REPUTATION
Limited brand awareness and reputation in the market place
A+
MANAGEMENT TEAM
Lack of Senior Management and standard business practices
DEVELOPMENT TEAM
Aggressive application development roadmap for additional functionality which will continue to help differentiate LiveRetail from the competition
WAR CHEST
Need sizable budget to build brand awareness within targeted verticals and complete the application development detailed in the product roadmap

A few additional facts about social media users:

- 80% of all internet users use social media
- Most social media users check their pages multiple times per day
- Americans on average spend 58 minutes per day on social media
- No matter who your customers are, they are most likely using social media daily
- Social media advertising is targeted advertising
- Social media advertising is the cheapest form of advertising. For as little as $5 you can reach 1,000 targeted consumers
- Social media advertising is the most cost-effective way to increase brand awareness
- Social media advertising increase website traffic
- Your competitors are most likely using social media advertising, and you are making it easier for them to gain market share by not using social media advertising.

SWOT ANALYSIS – LIVERETAIL

- All-Inclusive End to End Strategy
- Scalable for growth
- Pre-build Ads = ZERO COST
- Carousel and Video Ads
- "Set it and Forget It" Strategy
- Multi-Tenant Environment
- Price Point
- Brand Crawler=On Board Brand in 4 hours




- New entry
- Unknown Brand
- Lack of Reputation

- Leverage Channel Partner Model
- Extremely Large Market Opportunity
- Create "zero cost" for Brand to leverage LiveRetail for Franchisees




- Economy
- Established long-time players in the Social Media space
- No Existing Channel Partner Relationships
- Many companies already supporting social media and display advertising.

The market opportunity for social media advertising is endless.

SWOT ANALYSIS – ACTION PLAN

Short Term Plan

Based on the SWOT Analysis above, our immediate next steps are:

Direct Franchisee Model
- Using franchisees as a test vertical finalize strategy to go direct to franchise owners of several select brands without the permission of the brand.
- Identify three to four brands
- Purchase contact lists from third-party vendors

Franchise Brand Model
- Identify a short list of smaller franchise brands that we can approach regarding a partnership to not only tests the technology but also test the "no-cost" pricing strategy for the franchise brands.
- Pilot technology with three to four franchise brands

Long Term Plan

LiveRetail's strategic plans included utilizing our Channel Partners. Our channel partners are businesses that resell or use LiveRetail to better service their customers and win new business. In some cases, they white label the SaaS and in others they charge fees

Long Terms Goals:

Direct-to-Consumer Model – Channel Partners

- Work directly with channel partners to roll out across all verticals.
  - o Key focus on automotive service model (while chip shortage is still an issue)
    - Targets include Nissan USA, Honda USA, AutoNation
  - o Focus on the Spirits, Wine and Beer Market through a potential partnership with distributor Southern Glazers, Republic National Distributing Company, and Dana Distributors.
  - o Work with Mobeo Media to build out CPG model

Franchise Brand Model

- Increase the number of franchises participating in the program. Please refer to Four Year Sales Forecast Plan included in this business case.

Channel Partner Strategy

Channel Partners - Why?

Since LiveRetail has a limited business development resource, channel partners are key to allowing LiveRetail to accelerate its go-to-market strategy. By leveraging, channel partners, LiveRetail will be able to sell deeper into existing verticals and explore new vertical opportunities.

Channel Partners - Who?

There are several ideal channel partner options that are very attractive for ramping up LiveRetail's user base.

- Third-Party Technology Resellers – LiveRetail Africa, Mobeo Media Group
- Third-Party Marketing Technology Partner which has both existing clients and a strong name in the industry –EMX Digital, Engine Group, Ansira
- Technology service providers with an existing customer base would benefit from the LivePlatform solution – Cox Automotive, CDK, AutoData.

Channel Partners Structure – What's in it for the partner?

Since channel partners are the key to accelerating the go-to-market strategy for LiveRetail, we have designed a commission structure that creates a re-occurring revenue stream also for the channel partners. The structure is very simple. LiveRetail will pay a monthly commission for each client who subscribes to LiveRetail through the associated channel partners. The commission structure is a 50/50 split of the profits generated. Based on the example below, the channel partners would receive $3.50 per ad purchased by the subscriber.



Product/service features and benefits

"One Stop Shop"	LiveRetail does everything! What's included in the offering: • Ad production of a customized 6-image Facebook carousel ad • Leverages built-in AI to set targets for your ad to reach the optimal audience • Traffic ads directly to Facebook • Advertising expense is included in the one simple price • Campaign Performance Analytics
Custom 6 Image Carousel Ad Production	A custom template is designed to support up to 5 custom images advertising the product or service you are offering plus a 6th image which is the end slate or call to action.
Facebook Ad Compliance	We make sure your custom ad meets all the Facebook advertising standards which can be very tricky for marketers to manage.
Destination URL	You can set the destination URL for your advertisement. This is where you would like to send users when they click on your ad.
Leverages built-in AI for targeting	LiveRetail will set the targeting parameters to help ensure your ad will reach the optimal audience for the product or service you are advertising.
Traffic ads directly to Facebook	LiveRetail will place the advertising on your behalf with Facebook. No additional action is required from the subscriber.
Facebook advertising expenses included	Included in the one simple price is 30 days of advertising on Facebook.
Campaign Performance Analytics	At the end of the campaign, the subscriber will receive an email with their campaign analytics. • Campaign Start Date • Campaign End Date • Total Impressions • Average Daily Impressions • Reach • Clicks • Cost Per Click • Performance • Equivalent Spend

LiveRetail Monthly Workflow



LiveRetail Monthly Workflow
Phase
Franchise Brand
LiveRetail
Franchisee
Start
Send Monthly Creative and Offers to LiveRetail
Approval
Yes
No
LiveRetail Receives Creative and Offers from Franchise Brand
Configure Facebook Carousel Template
Sends to Franchise Brand for Approval
Build Facebook Email Campaign ads
Send Automated Emails to Franchisees
LiveRetail Places Facebook Ad on behalf of Franchisee
Send Out Mid-Campaign Results
Send Out End of Campaign Results
Yes
Receives Monthly Facebook Campaign Email
Participate
Receives Mid-Campaign Results
Receives End of Campaign Results
End
No

End of Campaign Engagement

After each campaign, the subscriber will receive an email that provides them with a snapshot of their campaign performance. The subscriber can elect to renew the campaign as well as add additional campaigns to their subscription directly from the email.

LiveRetail End of Campaign Workflow
Phase
Franchise Brand
LiveRetail
Franchisee
No Actions Required
Start
Send End of Campaign Email Franchise Subscriber
LiveRetail Places Social Media Ad on behalf of Franchisee
No
Receives End of Campaign Email
Would you like to renew?
Yes
Add additional campaigns?
Complete Checkout Process
End

LiveRetail

EXIT PLAN

While LiveRetail is focused on generating revenue, it is more focused on getting over 200,000 locations using the LiveRetail platform. As the largest online resource of branded ads and posts, and with over 200,000 locations using the platform, LiveRetail will generate significant interest in terms of an acquisition by companies like Meta, Google, Microsoft, and others.

Facebook – as most of the 5.5 million businesses already have a Facebook page, if Facebook were to send them on-brand, ready-to-run, uniquely customized ads (at no cost), the businesses would post, boost, and advertise, helping Facebook capture the lion's share of this $133 billion market of Branded advertising.

facebook Branded Posts & Ads for Franchisees, SMBs & Retail Groups

Identify and Engage
200 Franchisor Brands
50,000 Franchisee Pages
25 CPG Brands
50,000 Independent
  Businesses Pages

700 Brands already setup







Render 6.1 million
  Personalized Assets

Create 1.1 million
  Branded Posts + Ads

Engage 100,000 Business Page
  Through their Facebook Pages
  On Facebook Messenger
  And WhatsApp



Post these to their Pages
  Boost these Posts
  Run as Localized Ads
    Hyper-targeted

They choose their budget
  from $10 to $10,000



Google – every one of these 5.5 million businesses are on Google Maps, which provides an easy mechanism for Google to provide these businesses with on-brand, ready-to-run, uniquely customized ads to post to social media at no cost and run on the Google Display network.

Google Retail Platform
Google Maps
Identify and Engage
100 Retail Groups
100 MDF Brands
100 Franchisors
700 Brands already setup
meineke
McDonald's
CENTURY 21
FIVE GUYS
SUPERCUTS
Arby's
CHEVROLET
SUBWAY
DUNKIN'
BACARDI
Levi's
ABSOLUT.
DEWALT
pepsi
SAMSUNG
Walmart
Save money. Live better.
target
THE HOME DEPOT
True Value
BJ's
ShopRite
Google Drive
Render 3.4 million Branded Personalized Assets
Distribute into 240,000 Google Drive Folders
Google Marketing Platform
Free Social Media Posts
Display, Social Media & OTT Ads
200,000 new Marketing Platform accounts
Roku











LiveRetail

Microsoft – like Google, all these businesses are in Bing Place, and many are also users of Office365. com, giving Microsoft a unique opportunity to control their spending across Facebook, the Google Display Network, many other social media sites, and advertising networks

Retail 365 by Microsoft



Bing
Bing Places for Business

Identify and Engage
- 100 Retail Groups
- 100 MDF Brands
- 100 Franchisors

700 Brands already setup





OneDrive

Render 3.4 million Branded Personalized Assets

Distribute into 240,000 Google Drive Folders



Microsoft Advertising

Free Social Media Posts
Display, Social Media & OTT Ads

200,000 new Marketing Platform accounts



Bonus Share Program

Certain Investors will be eligible to receive additional Shares of Common Stock ("Bonus Shares") depending upon the time of investment by such Investors. The number of Bonus Shares Issued is equal to the bonus percentage (described below) multiplied by the investment amount.

The Company will not absorb the cost of the issuance of the Bonus Shares. To the extent any are issued, it will not reduce the Proceeds that the Company receives; however, the effective cost per Share for Investors receiving Bonus Shares will be reduced in accordance with the table below. The Company will issue the Bonus Shares from its authorized Shares.

The issuance of these Bonus Shares will have a maximum potential dilutive effect of 10% consisting of Bonus Shares issued pursuant to time of investment for a maximum of 10% (125,000 Bonus Shares) - meaning the Company is Offering a total of 1,375,000 Shares through this Offering through January 18.

Bonus Shares issued pursuant to time of investment:
The following table describes the ratio of Bonus Shares due to an Investor based on the time of investment:

Time of Investment	Bonus Amount	Effective Price Per Share
Investment Before January 18th	10% Bonus Shares	$1.81
Investment Before February 1st	5% Bonus Shares	$1.90

For example:
If an Investor invests $1,200 prior to January 18, that Investor will receive 660 Shares – which is equal to $1,200 Investment amount or 600 shares plus 10% bonus or 60 shares.

If an Investor invests $1,200 after January 18, that Investor will receive 630 Shares – which is equal to $1,200 Investment amount or 600 shares plus 5% bonus or 30 shares.

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

RISKS RELATED TO THE COMPANY'S BUSINESS AND INDUSTRY

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Shares in light of the risks,

uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

We are increasingly dependent on information technology and expanding social media vehicles present new risks.

The use of social media could cause us to suffer brand damage or information leakage. Negative posts or comments about us on any social networking website could damage our or our brands' reputations. Employees or others might disclose non-public sensitive information relating to our business through external media channels, including through the use of social media. The continuing evolution of social media will present us with new challenges and risks.

RISKS RELATED TO THE OFFERING

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Bonus Shares have a potentially dilutive effect.
As part of this Offering, the Company may offer Bonus Shares to certain investors (See "Anticipated Business Plan"). There is the potential that the Company sells the Shares solely through investments subject to the award of Bonus Shares. In the event the Company sells the Shares solely through investments subject to the award of Bonus Shares, the Company could raise gross Proceeds equaling $2,500,000 million or 100% of the Maximum Offering Amount. In the event the Company sells the Shares in amounts less than the total number of Shares offered, the Bonus Shares may still have a dilutive effect to Investors in this Offering.

The Company will not absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will not reduce the Proceeds that the Company receives. The Company will issue the Bonus Shares from its authorized Shares. The issuance of these Bonus Shares will have a maximum potential dilutive effect of 10% of the Shares offered for purchase or 125,000 Bonus Shares, meaning the Company is Offering a total of 1,375,000 Shares through this Offering.

RISKS RELATED TO THE SECURITIES

There is currently no trading market for our securities. An active market in which investors can resell their Shares may not develop.
There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any

such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, several individuals beneficially owns 100% of outstanding voting Shares of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Shares that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.
The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.
The Offering of Securities at $2.00 per interest by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $20,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $2,500,000 through the sale of up to 1,250,000 shares of Class B Common Stock, based on a valuation of $20,000,000. This funding will allow for:

The Company to provide local and online entities that operate under a Brand or sell Branded Products with a set of on-brand, ready-to-run social media posts and digital display ads at no cost. The majority of the raised capital will be used on SaaS Evolution / R&D and Marketing.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
LivePlatform, Inc.	Class A Common Stock	3,140,000	47.29%	47.29%
LiveTechnology, Inc.	Class A Common Stock	2,000,000	30.12%	30.12%
Other Class A Investors	Class A Common Stock	1,500,000	22.59%	22.59%
Other Class B Investors (25)	Class B Common Stock	3,360,000	100%	No voting rights

Classes of Securities of the Company

LiveRetail, Inc. ("LiveRetail", "LR," the "Company," "we," "us," or "our"), is offering an amount of $200,000 (the "Target Offering Amount") and up to a maximum amount of $2,500,000 (the "Maximum Offering Amount") of 1,250,000 Shares of Class B Common Stock at $2.00 per share[1], par value $0.0001 per share (the "Securities"), on a best efforts basis as described in this Form C (this "Offering"). The Offering will be terminated no later than July 4, 2023 (the "Offering Deadline"). The Company has 20,000,000 authorized shares of Common Stock, of which 10,000,000 are designated as Class A Common Stock and 10,000,000 are designated as Class B Common Stock. There are no authorized shares of Preferred Stock. As of the date of this Offering, 10,000,000 shares of Common Stock were issued and outstanding. 77.41% of the Class A Common Shares are currently held in the aggregate by LivePlatform, Inc. and LiveTechnology, Inc., and 100% of the Class B Common Shares are currently held by various other Investors.

The Company is offering up to 1,250,000 shares of Class B Common Stock, par value $0.0001 per share (the "Securities") at $2.00 per share on a best efforts basis. Assuming the Maximum Offering Amount is raised, the Company will have a total of 6,640,000 Class A Common Shares and 4,610,000 Class B Common Shares issued and outstanding post offering, with the Class B Common Shares sold

[1] The Company is offering Bonus Shares as part of the Offering. The amount of Shares issued and the price per Share stated in "Classes of Securities of the Company" is not inclusive of the Bonus Share Program. See "Bonus Share Program."

through this Offering representing 27.115% of such issued and outstanding Class B Common Shares and 11.11% of the total number of issued and outstanding Common Shares. The Class B Common Stock has no voting rights.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Class A Common Stock has voting rights, while the Class B Common Stock does not. Accordingly, the holders of the Class A Common Stock may approve corporate actions, such as the issuance of other securities of the Company, that could materially dilute and/or subordinate the economic interests of the Class B Common Stock.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The company valuation is a rough estimate based on established market valuations:

1. Canva, with 3 million paying customers is the primary competitor. LiveRetail's 30 million prebuilt creative assets serve a more valuable market of SMBs than the Canva DIY solution that supports independent small businesses. LiveRetail's pre-money valuation would be less than 1/1000th of Canva's current valuation of $26 billion (https://en.wikipedia.org/wiki/Canva).

2. At the 3 year target of 200,000 Branded entities using LiveRetail the acquisition valuation would likely be in excess of $400 million. LiveRetail's pre-money valuation is a 95% discount on the targeted future valuation.

Outstanding Capital Stock:

As of the date of this Form C, the Company's outstanding capital shares consists of:

Type	Class A and Class B Common Stock
Amount Outstanding	Class A (6,640,000) and Class B (3,360,000)
Voting Rights	Class A has voting rights equal to one vote per share. Class B Common Stock shall have no voting rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Share issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holder of such security (assuming conversion prior to the Offering if convertible securities)	0.00001%

Other Material Terms

The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

INDEBTEDNESS

The Company does not have any outstanding debt.

PREVIOUS OFFERINGS OF SECURITIES

Does the issuer have an operating history? ☐ Yes ☒ No

MANAGEMENT DISCUSSION AND ANALYSIS

LiveRetail is a new marketing technology company incubated within LiveTechnology Holdings over a two-year period and established as its own business in September 2022. LiveTechnology is a highly accomplished platform development company. It has been developing successful platforms since 2001 when it sold its distributed server architecture to Nortel Networks.

LiveTechnology Holdings identifies the market and utilizes its technology stack and experience to build out the market fit. Once the solution is at the point of becoming a business, the IP and technical assets are moved into the newly formed business. Key staff members who are involved in the new business are also moved across into the new entity.

Over the past 20 years, LiveTechnology Holdings, Inc. has incubated seven businesses and successfully exited four of these creating over $114 million dollars in investor wealth. These include the sale of its LiveAnalysis, Inc. business to Jupiter Media Metrix (NASDAQ:MMXI), the sale of a SaaS implementation on LivePlatform to Microsoft (NYSE:MSFT) as the Bing Business Portal (now Bing Places), the incubation and sale of LiveWeb, Inc. to the Omnicom Group (NYSE:OMC) as agency platforms to Omnicom, and the sale of the IP of LiveMailer to eBay (NASDAQ:EBAY).
LiveRetail, Inc is the latest of these successful incubations as the IP, assets, and brand were transferred to LiveRetail, Inc. (a Delaware C Corp) in September 2022. LiveRetail.com is now the largest online resource of brands, branded assets, and branded social media posts & ads. LiveRetail already supports over 700 brands generating over 30 million custom on-brand social media post and ads.

Financials
Since LiveRetail is a brand-new entity (9/2022) there is no current revenue and all expenses, which include platform development and salaries, are currently being funded by the parent company LiveTechnology.

The Market Opportunity
Over 85% of a consumer's disposable income will be spent within 20 miles of where they work and live. Canva, SOCi, Local Hero, Celtra, and a few more have all set up very successful platforms to help local, non-branded, independent businesses market and advertise. While these local, non-branded, independent businesses control $23 billion of advertising spend, the real opportunity in this market is branded marketing and advertising.

LiveTechnology has successfully built and sold several businesses that focus on helping brands execute and measure branded advertising, it was only natural that LiveTechnology builds out a solution SPECIFICALLY for businesses that operate under a brand (franchisees and retail stores with discretionary budgets) and businesses that sell branded products.

While these businesses control around $133 billion of advertising and marketing spend, there are two substantial barriers to social and digital branded advertising:
- Creating on-brand advertising and marketing is expensive; AND
- Executing a campaign across a myriad of digital properties (Facebook, Google Display Network, Instagram, Twitter, YouTube, Newspaper Website, Connected TVs/OTT, etc.) is extremely complex.

The basic premise of LiveRetail is to provide every local entity that operates under a brand or sells branded products with a set of on-brand, ready-to-run social media posts and digital display ads at no cost. There are 5.5 million local and online businesses that control $133 billion in Brand advertising and marketing spend.

LiveRetail was set up with five (5) major goals in mind

1. Technology to automate the setup of a brand within 1 hour (vs Weeks)
   Including brand guidelines, styles, fonts, colors, and artwork
2. Crawler to onboard all the Locations in under 25 minutes
   Franchises, stores, agents, restaurants, dealerships, advisors, etc.
3. Adding the items, that brand currently promotes in under 2 hours
   Products, services, offers, specials, etc.
4. Utilize this content to automatically produce millions of on-brand creative
   Posts, ads, and TV/video – saving the market hundreds of millions of dollars.
5. Create and run hyper-targeted Campaigns for each local entity
   Geo-targeting using the physical address of the local entity
   Coupled with audience targeting collected from the branded Items

To date, LiveRetail has more than 700 brand setups with over 30 million unique, on-brand, ready-to-run ads and posts that have been uniquely customized SPECIFICALLY to each local entity.

For a local entity, the traditional cost to create a single, on-brand ad is usually more than $400, and a set of branded ads and posts often costs $2,000 to $5,000. LiveRetail has now removed the biggest barrier to local branded advertising: the cost and complexity of branded creative. This dramatically reduces the customer acquisition cost and makes it very hard for competitors to attempt to enter this market.

The automated setup of the marketing campaigns now allows the local entity to run advertising for as little as $10 and as much as $100,000 – and LiveRetail takes a small 10% fee of this spend and in turn guarantees a minimum lift of 80% over industry standards.

LiveRetail allows these entities to sign up for an autoposter service, that will automatically post professional, on-band posts onto their social media pages for a tiny $10 per month fee, saving them hours of work and helping them build direct connections to their local customers.

Target Market / Who We Help
There are over 5.5 million businesses that operate under a brand or sell branded products. These include all franchise owners, businesses that sell branded products (Coke, Frito Lay, Budweiser, L'Oreal, Nike, etc.), and even local stores of retail chains that have local/discretionary budgets (Walmart, Home Depot, Shoprite, etc.). The industries that we serve include:

- Restaurant & Food Service
- Automotive, Powersports
- Spirit, Wine & Beer
- Real Estate
- Financial Services & Insurance
- Consumer Product Goods / Retail
- Apparel
- Travel

Milestones

Since LiveRetail's goal is to maintain its position as the largest online resource of branded posts, ads, and assets, we have set very aggressive targets over the next four years. The goal is to continue to grow the number of locations and brands supported in the platform.

	LOCATIONS		BRANDS	
	New	Year End	New	Year End
2023	105,000	155,000	500	1,200
2024	105,000	260,000	500	1,700
2025	105,000	365,000	500	2,200
2026	105,000	470,000	500	2,700

In addition, we have set monthly goals for ad revenue, autoposter subscription revenue, and enterprise subscription revenue. Currently, our proformas show us profitable beginning in December 2023 with a net margin of 18.15% in 2024, 45.24% in 2025, and 63.00% in 2026.

Capital Raise Proceeds

LiveRetail is doing a crowdfunding capital raise of $2.5M at $20M valuation. The proceeds from this capital raise will be leveraged as follows:

Operational Overhead	14%
Brand and Location Onboarding	22%
Marketing and Advertising	24%
SaaS Evolution / R&D	40%

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary and Filing Fees*	2.5%	$5,000	2.5%	$62,500
SaaS Evolution / R&D	40%	$80,000	40%	$1,000,000
Marketing	24%	$48,000	24%	$600,000

LiveRetail

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Brand and Location Onboarding	22%	$44,000	22%	$550,000
Operational Overhead	11.5%	$23,000	11.5%	$287,500
Total	**100%**	**$200,000**	**100%**	**$2,500,000**

**Netshares shall take two point five percent (2.5%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

UNAUDITED BALANCE SHEET

12:12 PM
11/14/22
Accrual Basis

LiveRetail, Inc
Balance Sheet
As of October 31, 2022

	Oct 31, 22
ASSETS	0.00
LIABILITIES & EQUITY	0.00

EXHIBIT A:

AUDITED FINANCIALS



RBT

LIMITED LIABILITY PARTNERSHIP
CERTIFIED PUBLIC ACCOUNTANTS BUSINESS DEVELOPMENT CONSULTANTS

November 3, 2022

Owner
LiveRetail Inc.
770 SE Indian Street
Stuart, FL 34997

Attention: Wayne Reuvers, Owner

The Objective and Scope of the Audit of the Financial Statements

You have requested that we audit the financial statements of LiveRetail Inc. (the "Company"), which comprise the balance sheet as of October 31, 2022 and the related statements of income and retained earnings, and cash flows from inception to October 31, 2022, and the related notes to the financial statements. You have also requested that we report on whether the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole. We are pleased to confirm our acceptance and our understanding of this audit engagement by means of this letter.

The objectives of our audit are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the United States of America ("GAAS") will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

The Responsibilities of the Auditor

We will conduct our audit in accordance with GAAS. Those standards require that we comply with applicable ethical requirements. As part of an audit in accordance with GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

rbtcpas.com

11 Racquet Road
Newburgh, NY 12550

2215 Rt. 9W
Lake Katrine, NY 12449

4071 Route 9
Hudson, NY 12534

2678 South Road,
Suite 101
Poughkeepsie, NY 12601

P.O. Box 209
51 Sullivan Street
Wurtsboro, NY 12790

590 Madison Ave.,
21st Floor
New York, NY, 10022

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. However, we will communicate to you in writing concerning any significant deficiencies or material weaknesses in internal control relevant to the audit of the financial statements that we have identified during the audit.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Conclude, based on the audit evidence obtained, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Because of the inherent limitations of an audit, together with the inherent limitations of internal control, an unavoidable risk that some material misstatements may not be detected exists, even though the audit is properly planned and performed in accordance with GAAS.

We will also communicate to the Owner (a) any fraud involving senior management and fraud (whether caused by senior management or other employees) that causes a material misstatement of the financial statements that becomes known to us during the audit and (b) any instances of noncompliance with laws and regulations that we become aware of during the audit (unless they are clearly inconsequential).

We will maintain our independence in accordance with the standards of the American Institute of Certified Public Accountants ("AICPA").

Responsibilities of Management and Identification of the Applicable Financial Reporting Framework

Management is responsible for:

1. Identifying and ensuring that the Company complies with the laws and regulations applicable to its activities, and for informing us about all known violations of such laws or regulations, other than those that are clearly inconsequential;

2. The design and implementation of programs and controls to prevent and detect fraud, and for informing us about all known or suspected fraud affecting the Company involving management, employees who have significant roles in internal control, and others where the fraud could have a material effect on the financial statements; and

3. Informing us of its knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, vendors, customers or others.

Management is responsible for the preparation of the supplementary information in accordance with accounting principles generally accepted in the United States of America; Management agrees to include the auditor's report on the supplementary information in any document that contains the supplementary information and indicates that the auditor has reported on such supplementary information. Management also agrees to present the supplementary information with the audited financial statements or, if the supplementary information will not be presented with the audited financial statements, to make the audited financial statements readily available to the intended users of the supplementary information no later than the date of issuance of the supplementary information and the auditor's report thereon.

The Owner is responsible for informing us of its views about the risks of fraud within the Company, and its knowledge of any fraud or suspected fraud affecting the Company.

Our audit will be conducted on the basis that management and, when appropriate, those charged with governance acknowledge and understand that they have responsibility:

1. For the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

2. To evaluate subsequent events through the date the financial statements are issued or available to be issued, and to disclose the date through which subsequent events were evaluated in the financial statements. Management also agrees that it will not conclude on subsequent events earlier than the date of the management representation letter referred to below;

3. For the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; and

4. To provide us with:

    a. Access to all information of which management is aware that is relevant to the preparation and fair presentation of the financial statements, including information relevant to disclosures;

    b. Information needed to draft the financial statements, including information relevant to their preparation and fair presentation, when needed, to allow for the completion of the audit in accordance with the proposed timeline;

    c. Additional information that we may request from management for the purpose of the audit; and

    d. Unrestricted access to persons within the Company from whom we determine it necessary to obtain audit evidence.

As part of our audit process, we will request from management and, when appropriate, those charged with governance written confirmation concerning representations made to us in connection with the audit including among other items:

1. That management has fulfilled its responsibilities as set out in the terms of this letter; and

2. That it believes the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Reporting

We will issue a written report upon completion of our audit of the Company's financial statements. Our report will be addressed to the Owner of the Company. Circumstances may arise in which our report may differ from its expected form and content based on the results of our audit. Depending on the nature of these circumstances, it may be necessary for us to modify our opinion, or add an emphasis-of-matter paragraph or other-matter paragraph to our auditor's report.

If circumstances arise relating to the condition of the Company's records, the availability of appropriate audit evidence or indications of a significant risk of material misstatement of the financial statements because of error, fraudulent financial reporting or misappropriation of assets which, in our professional judgment, prevent us from completing the audit or forming an opinion, we retain the unilateral right to take any course of action permitted by professional standards, including, but not limited to, declining to express an opinion or issue a report, or withdrawing from the engagement.

Records and Assistance

During the course of our engagement, we may accumulate records containing data that should be reflected in the Company's books and records. The Company will determine that all such data, if necessary, will be so reflected. Accordingly, the Company will not expect us to maintain copies of such records in our possession.

The assistance to be supplied by Company personnel, including the preparation of schedules and analyses of accounts, will be discussed and coordinated with Wayne Reuvers. The timely and accurate completion of this work is an essential condition to our completion of the audit and issuance of our audit report.

Non-Audit Service

In connection with our audit, you have requested us to perform the following non-audit service:
1. Drafting the financial statements

Wayne Reuvers will oversee the service, make all significant judgments that are the proper responsibility of management, evaluate the adequacy of the service make an informed judgment about the results of the service, and accept responsibility for them. You also agree to establish and maintain internal control over the service, including ongoing monitoring activities. At the conclusion of our audit, we will ask you to provide written representations to that effect.

Our service under this Arrangement Letter do not include services for tax return preparation, tax advice or representation in any tax matter. Nevertheless, we may discuss with you certain tax considerations or provide you with tax information that may be relevant to our service. Any such discussions or information would be based upon limited tax research, limited due diligence and limited analysis regarding the underlying facts. Because additional research or a more complete review of the facts could affect our analysis and conclusions, the information provided during these discussions shall not be used as the basis for proceeding with any transaction or any tax return reporting.

Separate arrangements, including fee arrangements, are required for tax preparation, tax advice or tax representation services.

Fees and Costs

Our fees for the audit and accounting services described above are based upon the value of the services performed and the time required by the individuals assigned to the engagement, plus direct expenses. We propose that our fee for this audit engagement will be $5,500 for the period inception to October 31, 2022. Our fee estimate and completion of our work is based upon the following criteria:

a. Anticipated cooperation from Company personnel

b. Timely responses to our inquiries

c. Timely completion and delivery of client assistance requests

d. Timely communication of all significant accounting and financial reporting matters

e. The assumption that unexpected circumstances will not be encountered during the engagement

If applicable, all matters related to the Company's adoption of the new revenue recognition standard pursuant to ASC 606 and the adoption of the new leases standard pursuant to ASC 842 will be accounted for and billed separately.

Use of Subcontractors and Third-Party Products

From time to time and depending upon the circumstances, we may, in our sole discretion, use qualified third-party service providers to assist us in providing professional services to you. In such circumstances, it may be necessary for us to disclose Personal Information or Confidential Information (as both terms are defined below) to them. You hereby consent to us sharing your information, including Confidential Information and Personal Information, with these third-party service providers on the same basis as we would be permitted to share information with one of our employees; provided that such recipients are bound by written obligations of confidentiality that are as protective of your Confidential Information as the confidentiality terms set forth herein. You acknowledge and agree that our use of third-party service providers may involve the processing, input, disclosure, movement, transfer, and storage of your information and data outside of our technology infrastructure.

We also may provide services to you using certain third-party hardware, software, software services, managed services (including, but not limited to, web hosting, data security, data back-up, email security, or similar services subject to direct end-user or subscription agreements), applications, and equipment (collectively, "Third-Party Products"). You acknowledge that your or our use of a Third-Party Product may involve the processing, input, disclosure, movement, transfer, and storage of information provided by you to us, including Personal Information and Confidential Information, within the Third-Party Product's infrastructure and not ours, and that the terms of use and service set forth in the end-user license, subscription, or other agreement with the licensor of such Third-Party Product, including, but not limited to, applicable laws, will govern all obligations of such licensor relating to data privacy, storage, recovery, security, and processing within such Third-Party Product's infrastructure, as well as, the service levels associated with such Third-Party Product. You hereby consent to the disclosure of your information, including your Confidential Information and Personal Information, to the licensors of such Third-Party Products for the purpose described herein.

You acknowledge that your or our use of Third-Party Products may be subject to limitations, delays, interruptions, errors, and other problems which are beyond our control, including, without limitation, internet outage or lack of availability related to updates, upgrades, patches, fixes, maintenance, or other issues. We will not be liable for any delays, delivery failures, or other losses or damages resulting from such issues. Nor will we be held responsible or liable for any loss, or unauthorized use or disclosure, of any information or data provided by you, including, without limitation, Personal Information provided by you, resulting from your or our use of a Third-Party Product.

Use and Ownership; Access to Audit Documentation

The Audit Documentation for this engagement is the property of RBT CPAs, LLP. For the purposes of this Arrangement Letter, the term "Audit Documentation" shall mean the confidential and proprietary records of RBT CPAs, LLP's audit procedures performed, relevant audit evidence obtained, other audit-related workpapers, and conclusions reached. Audit Documentation shall not include custom-developed documents, data, reports, analyses, recommendations, and deliverables authored or prepared by RBT CPAs, LLP for the Company under this Arrangement Letter, or any documents belonging to the Company or furnished to RBT CPAs, LLP by the Company.

Review of Audit Documentation by a successor auditor or as part of due diligence is subject to applicable RBT CPAs, LLP policies, and will be agreed to, accounted for, and billed separately. Any such access to our Audit Documentation is subject to a successor auditor signing an Access & Release Letter substantially in RBT CPAs, LLP's form. RBT CPAs, LLP reserves the right to decline a successor auditor's request to review our workpapers.

In the event we are required by government regulation, subpoena or other legal process to produce our documents or our personnel as witnesses with respect to our engagement for the Company, the Company will, so long as we are not a party to the proceeding in which the information is sought, reimburse us for our professional time and expenses, as well as the fees and expenses of our counsel, incurred in responding to such requests.

Indemnification, Limitation of Liability, and Claim Resolution

Because RBT CPAs, LLP will rely on the Company and its management and Owner to discharge the foregoing responsibilities, the Company agrees to indemnify, hold harmless and release RBT CPAs, LLP and its partners, principals, officers, directors, employees, affiliates, subsidiaries, contractors, subcontractors, agents, representatives, successors, or assigns from all claims, liabilities, losses and costs arising in circumstances where there has been a knowing misrepresentation by a member of the Company's management.

The Company and RBT CPAs, LLP agree that no claim arising out, from, or relating to the services rendered pursuant to this arrangement letter shall be filed more than two years after the date of the audit report issued by RBT CPAs, LLP or the date of this arrangement letter if no report has been issued. In no event shall RBT CPAs, LLP or the Company, or any of their respective partners, principals, officers, directors, employees, affiliates, subsidiaries, contractors, subcontractors, agents, representatives, successors, or assignors (collectively, the "covered parties" and each individually, a "covered party"), be liable for the interruption or loss of business, any lost profits, savings, revenue, goodwill, software, hardware, or data, or the loss of use thereof (regardless of whether such losses are deemed direct damages), or incidental, indirect, punitive, consequential, special, exemplary, or similar such damages, even if advised of the possibility of such damages. To the fullest extent permitted by law, the total aggregate liability of the covered parties arising out of, from, or relating to this arrangement letter, or the report issued or services provided hereunder, regardless of the circumstances or nature or type of claim, including, without limitation, claims arising from a covered party's negligence or breach of contract or warranty, or relating to or arising from a government, regulatory or enforcement action, investigation, proceeding, or fine, will not exceed the total amount of the fees paid by the Company to RBT CPAs, LLP under this arrangement letter. Notwithstanding the foregoing, nothing in this limitation of liability provision shall, or shall be interpreted or construed to, relieve the Company of its payment obligations to RBT CPAs, LLP under this arrangement letter.

Confidentiality

RBT CPAs, LLP and the Company may, from time to time, disclose Confidential Information (as defined below) to one another. Accordingly, RBT CPAs, LLP and the Company agree as the recipient of such Confidential Information (the "Receiving Party") to keep strictly confidential all Confidential Information provided to it by the disclosing party (the "Disclosing Party") and use, modify, store, and copy such Confidential Information only as necessary to perform its obligations and exercise its rights under this Arrangement Letter and for no other purpose or use. Except as otherwise set forth herein, the Receiving Party may only disclose the Confidential Information of the Disclosing Party to its personnel, agents, and representatives who are subject to obligations of confidentiality at least as restrictive as those set forth herein and only for the purpose of exercising its rights and fulfilling its obligations hereunder. To avoid any doubt, RBT CPAs, LLP is permitted to disclose the Company's Confidential Information to RBT CPAs, LLP's personnel, agents, and representatives for the purpose of maintaining compliance with applicable laws and professional, regulatory, and/or ethical standards.

As used herein, "Confidential Information" means, information in any form, oral, graphic, written, electronic, machine-readable or hard copy consisting of: (i) any nonpublic information provided by the Disclosing Party, including, but not limited to, all of its inventions, designs, data, source and object code, programs, program interfaces, know-how, trade secrets, techniques, ideas, discoveries, marketing and business plans, pricing, profit margins and/or similar information; (ii) any information that the Disclosing Party identifies as confidential; or (iii) any information that, by its very nature, a person in the same or similar circumstances would understand should be treated as confidential, including, but not limited to, this Arrangement Letter.

As used herein, the term "Confidential Information" will not include information that: (i) is publicly available at the time of disclosure by the Disclosing Party; (ii) becomes publicly available by publication or otherwise after disclosure by the Disclosing Party, other than by breach of the confidentiality obligations set forth herein by the Receiving Party; (iii) was lawfully in the Receiving Party's possession, without restriction as to confidentiality or use, at the time of disclosure by the Disclosing Party; (iv) is provided to the Receiving Party without restriction as to confidentiality or use by a third party without violation of any obligation to the Disclosing Party; or (v) is independently developed by employees or agents of the Receiving Party who did not access or use the Confidential Information.

The Receiving Party will treat the Disclosing Party's Confidential Information with the same degree of care as the Receiving Party treats its own confidential and proprietary information, but in no event will such standard of care be less than a reasonable standard of care. The Receiving Party will promptly notify the Disclosing Party if it becomes aware that any of the Confidential Information of the Disclosing Party has been used or disclosed in violation of this Arrangement Letter.

Notwithstanding the foregoing, in the event that the Receiving Party becomes legally compelled to disclose any of the Confidential Information of the Disclosing Party, or as may be required by applicable regulations or professional standards, the Receiving Party will use commercially reasonable efforts to provide the Disclosing Party with notice prior to disclosure, to the extent permitted by law.

Preexisting Nondisclosure Agreements

In the event that the parties have executed a separate nondisclosure agreement and such agreement does not automatically terminate or expire upon execution of this Arrangement Letter, such agreement shall be terminated as of the effective date of this Arrangement Letter.

Data Protection Compliance

RBT CPAs, LLP and the Company acknowledge and agree that they may correspond or convey information and documentation, including Confidential Information and Personal Information, via various forms of electronic transmission, including, but not limited to, Third-Party Products, such as, email, FTP and cloud-based sharing and hosting applications (e.g., portals, data analytics tools, and helpdesk and support ticketing applications), and that neither party has control over the performance, operation, reliability, availability, or security of these electronic transmissions methods. Therefore, neither party will be liable for any loss, damage, expense, harm, disclosure or inconvenience resulting from the loss, delay, interception, corruption, unauthorized disclosure, or alteration of any electronic transmission where the party has used commercially reasonable efforts to protect such information. We offer our clients various platforms for the exchange of information. You hereby agree that you shall be bound by and comply with any and all user terms and conditions made available (whether by link, click-through, or otherwise) with respect to such platforms.

Personal Information

As used herein, the term "Personal Information" means any personal information that directly or indirectly identifies a natural person as may be defined by applicable privacy, data protection or cybersecurity laws, and includes, but is not limited to, nonpublic, personally identifiable information such as Social Security numbers, Social Insurance numbers, driver's license numbers or state- or province-issued identification card numbers, credit or debit card numbers with or without any required security code, number or passwords, health information, and other personal information as defined by applicable laws, whether of the Company or the Company's customers or other third parties.

Each party agrees that it will not transmit to the other, in any manner, (i) Personal Information that is not needed to render the services hereunder, and (ii) Personal Information that has not been encrypted. In the event you transmit to us Personal Information in an unencrypted format or via unencrypted means, you agree that we have no obligation to notify you of the foregoing.

You represent and warrant that you have provided all notices and obtained all consents required under applicable data protection laws prior to your collection, use and disclosure to us or our Subcontractors of such Personal Information and shall take reasonable steps to ensure that such Personal Information does not include irrelevant or unnecessary information about individuals.

In the event the services provided hereunder involve Personal Information collected in Canada, you acknowledge that we or our Subcontractors performing services hereunder on our behalf may store, transfer, and/or process such Personal Information in locations and on servers located outside of Canada, including jurisdictions such as the United States whose data protection laws differ from those of Canada. As a result, such Personal Information may be subject to access requests from governments, courts, or law enforcement in those jurisdictions, including the United States, according to the laws in those jurisdictions. Subject to applicable laws in such other jurisdictions, we will use reasonable efforts to require that appropriate protections are in place to require our Subcontractors maintain protections on Personal Information collected in Canada that are equivalent to those that apply in Canada.

Upon your written request, we will enter into a mutually agreed upon agreement relating to the lawful cross-border transfer and processing of Personal Information.

We will use all such Company-provided Personal Information, if at all, only for the purposes described in this Arrangement Letter. The parties agree that as part of the performance of the services as described in this Arrangement Letter, and as part of the direct business relationship between the parties, we may, at our election, use the Personal Information to improve the services and for other similar internal and business purposes. We agree to maintain appropriate security measures to protect such Personal Information in accordance with applicable laws.

If we become aware of an unauthorized acquisition or use of Company-provided Personal Information, we will promptly inform you of such unauthorized acquisition or use as required by applicable laws and, upon your written request, reasonably cooperate with you at your sole cost in support of any breach notification requirements as imposed upon you by applicable laws.

Retention of Records

We will return to you all original records you provide to us in connection with this engagement. Further, in addition to providing you with those deliverables set forth in this Arrangement Letter, we will provide to you a copy of any records we prepare or accumulate in connection with such deliverables which are not otherwise reflected in your books and records without which your books and records would be incomplete. You have the sole responsibility for retaining and maintaining in your possession or custody all of your financial and nonfinancial records related to this engagement. We will not host, and will not accept responsibility to host, any of your records. We, however, may maintain a copy of any records of yours necessary for us to comply with applicable law and/or professional standards. Any such records retained by us will be subject to the confidentiality obligations set forth herein and destroyed in accordance with our record retention policies.

Termination

Your failure to make full payment of any and all undisputed amounts invoiced in a timely manner constitutes a material breach for which we may refuse to provide deliverables and/or, upon written notice, suspend or terminate our services under this arrangement letter. We will not be liable to you for any resulting loss, damage or expense connected with the suspension or termination of our services due to your failure to make full payment of undisputed amounts invoiced in a timely manner.

In the event you terminate this engagement, you will pay us for all services rendered (including deliverables and products delivered), expenses incurred, and noncancelable commitments made by us on your behalf through the effective date of termination.

We will not be responsible for any delay or failure in our performance resulting from acts beyond our reasonable control or unforeseen or unexpected circumstances, such as, but not limited to, acts of God, government or war, riots or strikes, disasters, fires, floods, epidemics, pandemics or outbreaks of communicable disease, cyberattacks, and internet or other system or network outages. At your option, you may terminate this arrangement letter where our services are delayed more than 120 days; however, you are not excused from paying us for all amounts owed for services rendered and deliverables provided prior to the termination of this arrangement letter.

We may terminate this Arrangement Letter upon written notice if: (i) we determine that our continued performance would result in a violation of law, regulatory requirements, applicable professional or ethical standards, or our client acceptance or retention standards; or (ii) you are placed on a verified sanctioned Company list or if any director or executive of, or other person closely associated with, you or any of your affiliates is placed on a verified sanctioned person list, in each case, including, but not limited to, lists promulgated by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. State Department, the United Nations Security Council, the European Union, or any other relevant sanctioning authority.

The parties agree that those provisions of this Arrangement Letter which, by their context, are intended to survive, including, but not limited to, payment, limitations on liability, claim resolution, use and ownership, and confidentiality obligations, shall survive the termination of this Arrangement Letter.

Miscellaneous

We may mention your name and provide a general description of the engagement in our client lists and marketing materials. We also may utilize Confidential Information you have provided to us in connection with this engagement for purposes of creating benchmarking data to be used by our professionals and other clients. This benchmarking data is aggregated with data from a minimum of five other entities so that users of the data are unable to associate the data with any single Company in the database.

Our professional standards require that we perform certain additional procedures, on current and previous years' engagements, whenever a partner or professional employee leaves the firm and is subsequently employed by or associated with a client in a key position. Accordingly, you agree to compensate us for any additional costs incurred as a result of your employment of one of our partners, principals or employees.

In addition to the above costs for additional procedures, it is agreed by the Company and RBT CPAs, LLP that, should you hire any of our professionals assigned to this project within eighteen months of this assignment, you will be billed 100 percent of their current annual salary. This additional fee is being charged to offset recruitment, training and development expenses we would incur to replace this person.

Notices

Unless otherwise expressly agreed upon by the parties in this Arrangement Letter, all notices required to be given hereunder will be in writing and addressed to the party at the business address provided in this Arrangement Letter, or such other address as such party may indicate by a notice delivered to the other party. A copy of any legal notice (e.g., any claimed breach or termination of this Arrangement Letter) sent by the Company to RBT CPAs, LLP shall also be sent to the following address: 11 Racquet Road, Newburgh, NY 12550. Except as otherwise expressly provided in this Arrangement Letter, notices hereunder will be deemed given and effective: (i) if personally delivered, upon delivery; (ii) if sent by registered or certified mail or by overnight courier service with tracking capabilities, upon receipt; and, (iii) if sent by electronic mail (without indication of delivery failure), at such time as the party that sent the notice receives confirmation of receipt, whether by read-receipt confirmation or otherwise.

Governing Law

This Arrangement Letter, including, without limitation, its validity, interpretation, construction, and enforceability, and any dispute, litigation, suit, action, claim, or other legal proceeding arising out of, from, or relating in any way to this Arrangement Letter, any provisions herein, a report issued or the services provided hereunder, will be governed and construed in accordance with the laws of the State of New York, without regard to its conflict of law principles, and applicable U.S. federal law.

Entire Agreement

This Arrangement Letter constitutes the complete and exclusive statement of agreement between RBT CPAS, LLP and the Company and supersedes all prior agreements, understandings, and proposals, whether oral or written, relating to the subject matter of this Arrangement Letter.

If any term or provision of this Arrangement Letter is determined to be invalid or unenforceable, such term or provision will be deemed stricken, and all other terms and provisions will remain in full force and effect.

This Arrangement Letter may be amended or modified only by a written instrument executed by both parties.

Electronic Signatures and Counterparts

Each party hereto agrees that any electronic signature of a party to this agreement or any electronic signature to a document contemplated hereby (including any representation letter) is intended to authenticate such writing and shall be as valid, and have the same force and effect, as a manual signature. Any such electronically signed document shall be deemed (i) to be "written" or "in writing," (ii) to have been signed and (iii) to constitute a record established and maintained in the ordinary course of business and an original written record when printed from electronic files. Each party hereto also agrees that electronic delivery of a signature to any such document (via email or otherwise) shall be as effective as manual delivery of a manual signature. For purposes hereof, "electronic signature" includes, but is not limited to, (i) a scanned copy (as a "pdf" (portable document format) or other replicating image) of a manual ink signature, (ii) an electronic copy of a traditional signature affixed to a document, (iii) a signature incorporated into a document utilizing touchscreen capabilities or (iv) a digital signature. This agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement. Paper copies or "printouts," of such documents if introduced as evidence in any judicial, arbitral, mediation or administrative proceeding, will be admissible as between the parties to the same extent and under the same conditions as other original business records created and maintained in documentary form. Neither party shall contest the admissibility of true and accurate copies of electronically signed documents on the basis of the best evidence rule or as not satisfying the business records exception to the hearsay rule.

Acknowledgement and Acceptance

Each party acknowledges that it has read and agrees to all of the terms and conditions contained herein. Each party and its signatory below represents that said signatory is a duly authorized representative of such party and has the requisite power and authority to bind such party to the undertakings and obligations contained herein.

Please sign and return a copy of this letter to indicate your acknowledgment of, and agreement with, the arrangements for our audit of the financial statements, including our respective responsibilities. We appreciate your business.

Sincerely,

RBT CPAs, LLP



Tonia A. Crown, CPA.CITP
Partner

Confirmed on behalf of the addressee:

	November 3, 2022
Wayne Reuvers, Owner	Date

EXHIBIT A:

UNAUDITED FINANCIAL PROJECTIONS

VII. Financial Plan
A. Proformas – Detail Summary



LiveRetail Summary Projections

		2023	2024	2025	2026
Revenue					
Location Ad Revenue		$ 96,710	$ 418,577	$ 946,832	$ 1,681,475
Location Autoposter Rev		$ 96,214	$ 446,064	$ 1,046,688	$ 1,881,975
Brand Enterprise Subscription Rev		$ 1,069,500	$ 2,971,408	$ 4,413,508	$ 6,269,608
Gross Revenue		**$ 1,262,425**	**$ 3,836,050**	**$ 6,407,029**	**$ 9,833,058**
Expenses					
SaaS Evolution		$ 1,012,482	$ 1,082,576	$ 1,153,334	$ 1,236,774
Marketing & Advertsing		$ 596,060	$ 724,942	$ 794,090	$ 923,513
Brand Onboarding		$ 555,440	$ 572,103	$ 589,266	$ 606,944
Operational Overhead		$ 258,125	$ 263,529	$ 269,095	$ 274,827
Contingency Reserves		$ 256,311	$ 285,447	$ 318,946	$ 330,733
General Expenses		$ 50,700	$ 211,319	$ 383,680	$ 265,272
Capital Raise Fees		$ 90,300	$ -	$ -	$ -
Total Expenses		**$ 2,819,418**	**$ 3,139,916**	**$ 3,508,411**	**$ 3,638,063**
Net Operating Income		**$ (1,556,993)**	**$ 696,134**	**$ 2,898,618**	**$ 6,194,995**
Net Margin		**-123.33%**	**18.15%**	**45.24%**	**63.00%**
Net Income Growth Over Previous Year			**-44.71%**	**416.39%**	**213.72%**

UNAUDITED FINANCIAL PROJECTIONS

B. 12 Month Profit & Loss Projections

LiveRetail - 12- Month P&L Projections

Fiscal Year Begins   Jan-23

	Jan-23	Feb-23	Mar-23	Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23	YEARLY
Revenue (Sales)													
LiveRetail													
Ad Revenue	802	1,723	2,764	3,924	5,204	6,603	8,122	9,760	11,517	13,394	15,390	17,506	96,710
Autoposter Subscription Revenue	798	1,714	2,750	3,904	5,177	6,569	8,080	9,710	11,458	13,325	15,311	17,416	96,214
Enterprise Subscription Rev	11,500	23,000	34,500	46,000	57,500	69,000	80,500	103,500	126,500	149,500	172,500	195,500	1,069,500
subtotal	13,100	26,438	40,014	53,829	67,881	82,173	96,702	122,969	149,475	176,219	203,202	230,422	1,262,425
Total Revenue (Sales)	$ 13,100	$ 26,438	$ 40,014	$ 53,829	$ 67,881	$ 82,173	$ 96,702	$ 122,969	$ 149,475	$ 176,219	$ 203,202	$ 230,422	$ 1,262,425
Expenses													
Payroll													0
-Wages	112,475	112,475	112,475	112,475	112,475	112,475	112,475	112,475	112,475	112,475	112,475	112,475	1,349,700
-Payroll Taxes / Benefits	34,867	34,867	34,867	34,867	34,867	34,867	34,867	34,867	34,867	34,867	34,867	34,867	418,407
-Incentive Plan													0
Subtotal	147,342	147,342	147,342	147,342	147,342	147,342	147,342	147,342	147,342	147,342	147,342	147,342	1,768,107
													0
General Operating Expenses													0
Computer Equipement	1,000	1,000	800	800	800	800	800	800	800	800	800	800	10,000
Software Licensing													0
-Microsoft Office 365	417	417	417	417	417	417	417	417	417	417	417	417	5,000
-Adobe Creative Suite	292	292	292	292	292	292	292	292	292	292	292	292	3,500
-Misc Software	292	292	292	292	292	292	292	292	292	292	292	292	3,500
Phone Services (Zoom)	125	125	125	125	125	125	125	125	125	125	125	125	1,500
Supplies (office and operating)	42	42	42	42	42	42	42	42	42	42	42	42	500
Marketing	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	300,000
Travel / Entertainment	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	20,000
Accounting	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	20,000
Legal	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	20,000
Postage / Express Mail	208	208	208	208	208	208	208	208	208	208	208	208	2,500.00
Rent & Related Costs	600	600	600	600	600	600	600	600	600	600	600	600	7,200
Subscriptions and Dues	417	417	417	417	417	417	417	417	417	417	417	417	5,000
Amazon AWS	23,000	23,000	23,000	23,000	23,000	23,000	23,000	23,000	23,000	23,000	23,000	23,000	276,000
Insurance	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	15,000
Capital Raise Fees													
-Filing Fee	12,000												12,000
-Legal	7,600												7,600
-Audit	8,200												8,200
-Broker Dealer	62,500												62,500
-KoreConX	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	15,000
Subtotal	149,192	58,892	58,692	58,692	58,692	58,692	58,692	58,692	58,692	58,692	58,692	58,692	795,000
Sub-total Expenses	296,534	206,234	206,034	206,034	206,034	206,034	206,034	206,034	206,034	206,034	206,034	206,034	2,563,107
Reserve for Contingencies	21,359	21,359	21,359	21,359	21,359	21,359	21,359	21,359	21,359	21,359	21,359	21,359	256,311
Total Expenses	317,893	227,593	227,393	227,393	227,393	227,393	227,393	227,393	227,393	227,393	227,393	227,393	2,819,418
Net Profit Before Taxes	-304,793	-201,155	-187,379	-173,565	-159,512	-145,221	-130,691	-104,424	-77,918	-51,174	-24,191	3,029	-1,556,993
Federal Income Taxes													
State Income Taxes													
Local Income Taxes													
Net Operating Income	$ (304,793)	$ (201,155)	$ (187,379)	$ (173,565)	$ (159,512)	$ (145,221)	$ (130,691)	$ (104,424)	$ (77,918)	$ (51,174)	$ (24,191)	$ 3,029	$ (1,556,993)

C. 4-year Profit & Loss Projections

LiveRetail

4-Year P& L Projections

Revenue (Sales)	2023	2024	2025	2026
LiveRetail				
Ad Revenue	$ 96,710	$ 418,577	$ 946,832	$ 1,681,475
Autoposter Subscription Revenue	$ 96,214	$ 446,064	$ 1,046,688	$ 1,881,975
Enterprise Subscription Rev	$ 1,069,500	$ 2,971,408	$ 4,413,508	$ 6,269,608
Total Revenue (Sales)	$ 1,262,425	$ 3,836,050	$ 6,407,029	$ 9,833,058
Expenses				
Payroll				
-Wages	1,349,700	1,390,191	1,431,897	1,474,854
-Payroll Taxes / Benefits	418,407	430,959	443,888	457,205
-Incentive Plan	0	139,019	286,379	294,971
Subtotal	1,768,107	1,960,169	2,162,164	2,227,030
General Operating Expenses				
Computer Equipement	10,000	10,000	10,000	10,000
Software Licensing				
-Microsoft Office 365	5,000	5,000	5,000	5,000
-Adobe Creative Suite	3,500	3,500	3,500	3,500
-Misc Software	3,500	3,500	3,500	3,500
Phone Services (Zoom)	1,500	1,500	1,500	1,500
Supplies (office and operating)	500	500	500	500
Marketing	300,000	420,000	480,000	600,000
Travel / Entertainment	20,000	30,000	40,000	40,000
Accounting	20,000	25,000	30,000	35,000
Legal	20,000	25,000	30,000	30,000
Postage / Express Mail	2,500	2,500	2,500	2,500
Rent & Related Costs	7,200	7,200	7,200	7,200
Subscriptions and Dues	5,000	10,000	15,000	15,000
Amazon AWS	276,000	324,000	372,000	300,000
Insurance	15,000	20,000	20,000	20,000
Capital Raise Fees				
-Filing Fee	12,000			
-Legal	7,600			
-Audit	8,200			
-Broker Dealer	62,500			
-KoreConX	15,000	6,600	6,600	6,600
Subtotal	795,000	894,300	1,027,300	1,080,300
Sub-total Expenses	$ 2,563,107	$ 2,854,469	$ 3,189,464	$ 3,307,330
Reserve for Contingencies	256,311	285,447	318,946	330,733
Total Expenses	$ 2,819,418	$ 3,139,916	$ 3,508,411	$ 3,638,063
Net Profit Before Taxes	$ (1,556,993)	$ 696,134	$ 2,898,618	$ 6,194,995
Federal Income Taxes				
State Income Taxes				
Net Operating Income	$(1,556,993)	$ 696,134	$2,898,618	$ 6,194,995

EXHIBIT A:

UNAUDITED FINANCIAL PROJECTIONS

D. Cash Flow Projection (12 month)

LiveRetail
12-Month Cash Flow Projections

Period Beginning	1/1/23	2/1/23	3/1/23	4/1/23	5/1/23	6/1/23	7/1/23	8/1/23	9/1/23	10/1/23	11/1/23	12/1/23
Period Ending	1/31/23	2/28/23	3/31/23	4/30/23	5/31/23	6/30/23	7/31/23	8/31/23	9/30/23	10/31/23	11/30/23	12/31/23
Cash at Beginning of Period	0	2,195,207	1,994,051	1,806,672	1,633,108	1,473,596	1,328,375	1,197,684	1,093,260	1,015,342	964,169	939,977
Cash at End of Period	2,195,207	1,994,051	1,806,672	1,633,108	1,473,596	1,328,375	1,197,684	1,093,260	1,015,342	964,169	939,977	943,007

Operations	Jan'23	Feb'23	Mar'23	Apr'23	May'23	Jun'23	Jul'23	Aug'23	Sep'23	Oct'23	Nov'23	Dec'23
Cash receipts from												
LiveRetail Rev	13,100	26,438	40,014	53,829	67,881	82,173	96,702	122,969	149,475	176,219	203,202	230,422
Cash paid for												
Inventory purchases (COGS)												
General operating & admin expenses	(149,192)	(58,892)	(58,692)	(58,692)	(58,692)	(58,692)	(58,692)	(58,692)	(58,692)	(58,692)	(58,692)	(58,692)
Wage expenses	(147,342)	(147,342)	(147,342)	(147,342)	(147,342)	(147,342)	(147,342)	(147,342)	(147,342)	(147,342)	(147,342)	(147,342)
Reserve for Contingencies	(21,359)	(21,359)	(21,359)	(21,359)	(21,359)	(21,359)	(21,359)	(21,359)	(21,359)	(21,359)	(21,359)	(21,359)
Income taxes												
Net Cash Flow from Operations	(304,793)	(201,155)	(187,379)	(173,565)	(159,512)	(145,221)	(130,691)	(104,424)	(77,918)	(51,174)	(24,191)	3,029
Investing Activities												
Cash receipts from												
Sale of property and equipment												
Collection of principal on loans												
Sale of investment securities												
Cash paid for												
Purchase of property and equipment												
Making loans to other entities												
Purchase of investment securities												
Net Cash Flow from Investing Activities	0	0	0	0	0	0	0	0	0	0	0	0
Financing Activities												
Cash receipts from												
Issuance of stock	2,500,000											
Borrowing												
Cash paid for												
Repurchase of stock (treasury stock)												
Repayment of loans												
Dividends												
Net Cash Flow from Financing Activities	2,500,000	0	0	0	0	0	0	0	0	0	0	0
Net Cash Flow	**2,195,207**	**(201,155)**	**(187,379)**	**(173,565)**	**(159,512)**	**(145,221)**	**(130,691)**	**(104,424)**	**(77,918)**	**(51,174)**	**(24,191)**	**3,029**
Cash at End of Period	**$ 2,195,207**	**$ 1,994,051**	**$ 1,806,672**	**$ 1,633,108**	**$ 1,473,596**	**$ 1,328,375**	**$ 1,197,684**	**$ 1,093,260**	**$ 1,015,342**	**$ 964,169**	**$ 939,977**	**$ 943,007**

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

LIVERETAIL, INC.
770 SE Indian St
Stuart, FL 34997
Attn: Gina Blomkamp, Investor Relations

Ladies and Gentlemen:

The undersigned understands that LIVERETAIL, INC., a corporation organized under the laws of Delaware (the "Company"), is offering up to 1,375,000 shares of Class B Common Stock (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C (the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act (this "Offering").

1   Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3   The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at such time and place as the Company may designate by notice to the undersigned.

4   Payment for Securities. Payment for the Securities shall be received by the "Escrow Agent" from the undersigned by payment of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto (the "Purchase Price"). Upon the Closing, the Escrow Agent shall release such funds to the Company.

5   Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and non-assessable, and will conform in all material respects to the description thereof set forth in the Form C.

c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6   Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a)   General.

i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) <u>Information Concerning the Company</u>.

i. The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of its affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii.   The undersigned has up to 48 hours before the closing of undersigned's investment, to cancel the purchase and get a full refund.

c)   No Guaranty. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d)   Status of Undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   Restrictions on Transfer or Sale of Securities.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

                iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7.   <u>Conditions to Obligations of the Undersigned and the Company</u>. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 being true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8.   <u>Future Offerings under Regulation A of the Act</u>. In the event the Company elects to make an offering of securities (a) of the same class as the Securities, or (b) securities that the CEO, in its sole discretion, determines to be the economic equivalent of the Securities ("Equivalent Securities") under Regulation A of the Act, the undersigned agrees that, at the sole discretion of the CEO, the Securities (or some portion of the Securities) may be exchanged for an equivalent number of securities of the same class or Equivalent Securities of the Company, at no cost to the undersigned. The undersigned agrees to provide any information necessary to effect such exchange, and to hold the securities issued under Regulation A in the manner prescribed in such offering, including holding the securities to be issued in "street name" in a brokerage account. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the CEO.

9.   <u>Revisions to Manner of Holding</u>. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act, and to take any and all actions determined by the CEO in good faith to be advisable to transfer any Shares held by the Investor into a special purpose vehicle or other entity designed to aggregate the interests of holders of Shares. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange, or take such actions, in a timely manner, the Company may repurchase the Securities at a price to be determined by the CEO.

10.   <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable.

11.   <u>Waiver Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12.   <u>Assignability</u>. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13.   <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14.   <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Florida which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15.   <u>Governing Law</u>. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16.   <u>Section and Other Headings</u>. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17.   <u>Counterparts</u>. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18.   <u>Notices</u>. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses for the respective parties set forth on the signature pages hereto (or to such other address as either party shall have specified by notice in writing to the other at the addresses).

19.   <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20.   <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21.   <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22.   Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of _____-_____.
[EFFECTIVE DATE]

Number of Shares: [   ]

Aggregate Purchase Price: $[   ]

Company:

LIVERETAIL, INC.

_____

Name: Wayne Reuvers

Title: Chief Strategy Officer

Read and Approved (For IRA Use Only):   Subscriber:

_____

By: _____   By: _____

Name:_____

Title:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT

BYLAWS

OF

LIVERETAIL, INC.

TABLE OF CONTENTS

144691727.2

144691727.2

TABLE OF CONTENTS
(continued)

Page

144691727.2

BYLAWS

OF

LIVERETAIL, INC.

ARTICLE I

CORPORATE OFFICES

1.1 **Offices**

In addition to the corporation's registered office set forth in the Certificate of Incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 **Place Of Meetings**

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation.

2.2 **Annual Meeting**

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 **Special Meeting**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairman of the board, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairman of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairman of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 **Notice Of Stockholders' Meetings**

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairman of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7 **Adjourned Meeting; Notice**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 **Organization; Conduct of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

144691727.2

2.11   **Stockholder Action By Written Consent Without A Meeting**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Delaware if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.

2.12   **Record Date For Stockholder Notice; Voting; Giving Consents**

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If the Board of Directors does not so fix a record date:

(a)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b)   The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for thirty (30) days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13   **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the General Corporation Law of Delaware.

ARTICLE III

DIRECTORS

3.1   **Powers**

Subject to the provisions of the General Corporation Law of Delaware and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2   **Number Of Directors**

Upon the adoption of these bylaws, the number of directors constituting the entire Board of Directors shall be one (1). Thereafter, this number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3   **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4   **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(a)   Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(b)   Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, or if no such director is in office, by a majority of all directors then in office, although less than a quorum, or by a sole remaining director.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

3.5   **Place Of Meetings; Meetings By Telephone**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6   **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7   **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairman of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least twenty four (24) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 **Quorum**

At all meetings of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

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3.11   **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12   **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13   **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

3.14   **Chairman Of The Board Of Directors**

The corporation may also have, at the discretion of the Board of Directors, a chairman of the Board of Directors who shall not be considered an officer of the corporation.


ARTICLE IV

COMMITTEES


4.1   **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

4.2 **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3 **Meetings And Action Of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1 **Officers**

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2   **Appointment Of Officers**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

5.3   **Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4   **Removal And Resignation Of Officers**

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

5.5   **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6   **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairman of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

5.7   **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairman of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

5.8   **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairman of the board.

5.9   **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10   **Chief Financial Officer**

The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.11 **Treasurer**

The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

5.12 **Representation Of Shares Of Other Corporations**

The chairman of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

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5.13   **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1   **Indemnification Of Directors And Officers**

The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2   **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3   **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4   **Indemnity Not Exclusive**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation

6.5   **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

6.6   **Conflicts**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a)   That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1   **Maintenance And Inspection Of Records**

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2 **Inspection By Directors**

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII

GENERAL MATTERS

8.1 **Checks**

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2 **Execution Of Corporate Contracts And Instruments**

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3   **Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares**

The shares of the corporation may be certificated or uncertificated, as designated by resolution of the Board of Directors, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the record owner thereof a written notice (which may be electronic) that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders (in the discretion of the corporation) or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4   **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5 **Lost Certificates**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new stock certificate, or notice of issuance in the case of uncertificated stock, in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or notice. For clarity, in the case of lost, stolen or destroyed certificated shares that have been designated by resolution of the Board of Directors to be uncertificated shares, the holder shall not be entitled to a new stock certificate.

8.6 **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7 **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8 **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.9 **Transfer Restrictions**

Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.9, a stockholder shall not transfer, whether by sale, gift or otherwise, any shares of the corporation's stock, or any economic or beneficial interest in any such shares, to any person unless such transfer is approved by the Board of Directors prior to such transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion. Any transaction designed to give the stockholder essentially the same economic benefit as a sale of the shares shall be deemed to constitute a transfer of the shares. Any purported transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported transfer.

Any stockholder seeking the approval of the Board of Directors of a transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include: (a) the name of the stockholder; (b) the proposed transferee; (c) the number of shares of the transfer of which approval is thereby requested; and (d) the purchase price (if any) of the shares proposed for transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

Certificates representing, and in the case of uncertificated securities, notices of issuance with respect to, shares of stock of the corporation shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> THE TRANSFER OF SECURITIES REFERENCED HEREIN IS SUBJECT TO RESTRICTIONS REQUIRING APPROVAL OF THE BOARD OF DIRECTORS PURSUANT TO AND IN ACCORDANCE WITH THE COMPANY'S BYLAWS, COPIES OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. THE COMPANY SHALL NOT REGISTER OR OTHERWISE RECOGNIZE OR GIVE EFFECT TO ANY PURPORTED TRANSFER OF SHARES OF STOCK THAT DOES NOT COMPLY WITH THE COMPANY'S BYLAWS.

The corporation shall take all such actions as are practicable to cause the certificates representing, and notices of issuance with respect to, shares that are subject to the restrictions on transfer set forth in this Section to contain the foregoing legend.

8.10   **Transfer Of Stock**

The corporation shall register the transfer of shares of its capital stock as required by Section 8-401 of the Delaware Uniform Commercial Code-Investment Securities. Upon receipt by the corporation or the transfer agent of the corporation of transfer instructions deemed proper by the corporation or the transfer agent of the corporation from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by evidence of succession, assignation or authority to transfer deemed proper by the corporation or the transfer agent of the corporation, the corporation may issue a new certificate or, in the case of uncertificated securities, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books. For clarity, in the case of a transfer of certificated shares that have been designated by resolution of the Board of Directors to be uncertificated shares, both the transferred shares issued to the transferee and any balance shares issued to the transferor shall be uncertificated.

8.11   **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

8.12   **Stockholders of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.13   **Transfer Agent, Registrar and Book-Entry System**

The Board of Directors may appoint a transfer agent and registrar and may make or authorize such agent to adopt all such policies deemed necessary or appropriate by such agent concerning the issue, transfer and registration of shares of the corporation's capital stock, whether certificated or uncertificated. The corporation or any such agent may implement a book-entry system and/or securityholder registry, which may be made up of one or more linked systems, registries or databases, for any of the certificated or uncertificated shares of the corporation's capital stock.

8.14   **Facsimile or Electronic Signature**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

* * *

LiveRetail

Delaware

Page 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LIVERETAIL, INC", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF SEPTEMBER, A.D. 2022, AT 1:38 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
1793 DELAWARE 1855

7055884 8100
SR# 20223641964

Authentication: 204521939
Date: 09-30-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:38 PM 09/28/2022
FILED 01:38 PM 09/28/2022
SR 20223641964 - File Number 7055884

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is LiveRetail, Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 850 New Burton Road, Suite 201 (street), in the City of Dover, County of Kent Zip Code 19904. The name of the Registered Agent at such address upon whom process against this corporation may be served is COGENCY GLOBAL INC..

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is Twenty Million (20,000,000) shares (number of authorized shares) with a par value of $ $0.0001 per share.

5. The name and mailing address of the incorporator are as follows:

Name Wayne Reuvers
Mailing Address 770 SE Indian St
Stuart FL Zip Code 34997

By: ____________________
Incorporator

Name: Wayne Reuvers
Print or Type

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
LIVERETAIL, INC.

(Pursuant to Sections 241 and 245 of the
General Corporation Law of the State of Delaware)

LiveRetail, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

        1.   That the name of this corporation is LiveRetail, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on September 28, 2022.

        2.   That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, which resolution setting forth the proposed amendment and restatement is as follows:

        RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

        FIRST: The name of this corporation is LiveRetail, Inc. (the "**Corporation**").

        SECOND: The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, in the City of Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is Cogency Global Inc.

        THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

        FOURTH: The total number of shares of capital stock that the Corporation shall have authority to issue is Twenty Million (20,000,000) shares, consisting of (i) Ten Million (10,000,000) shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), and (ii) Ten Million (10,000,000) shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock").

        Except as otherwise provided herein or as otherwise required by applicable law, all shares of Class A Common Stock and Class B Common Stock (together, the "Common Shares") will be identical in all respects and will entitle the holders thereof to the same rights and privileges.

        A. <u>Voting Rights.</u> Except as expressly provided herein or as required under the General Corporation Law, on all matters to be voted on by the Corporation's shareholders, each holder of record of shares of Class A Common Stock will be entitled to one vote per share so held. Except as required under the General Corporation Law, the Class B Common Stock shall have no voting rights.

B. <u>Dividends.</u> Subject to the rights of the holders of any preferred stock, holders of Class A Common Stock and holders of Class B Common Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Shares by the board of directors of the Corporation from time to time out of assets or funds of the Corporation legally available therefor; *provided* that the board of directors of the Corporation shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Class A Common Stock or Class B Common Stock, whether in cash or otherwise (including any dividend in shares of Class A Common Stock on or with respect to shares of Class A Common Stock or any dividend in shares of Class B Common Stock on or with respect to shares of Class B Common Stock (collectively, "Stock Dividends")), unless, simultaneously, the same dividend is declared or paid with respect to each share of Class A Common Stock and Class B Common Stock. If a Stock Dividend is declared or paid with respect to one class, then a Stock Dividend shall likewise be declared or paid with respect to the other class and shall consist of shares of such other class in a number that bears the same relationship to the total number of shares of such other class, issued and outstanding immediately prior to the payment of such dividend, as the number of shares comprising the Stock Dividend with respect to the first referenced class bears to the total number of shares of such first referenced class, issued and outstanding immediately prior to the payment of such dividend. Stock Dividends with respect to Class A Common Stock may be paid only with shares of Class A Common Stock. Stock Dividends with respect to Class B Common Stock may be paid only with shares of Class B Common Stock.

C. <u>Subdivisions and Combinations</u>. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or the outstanding shares of Class B Common Stock, the outstanding shares of the other such class of the Common Shares shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

D. <u>Liquidation.</u> Subject to the rights of the holders of any preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the assets of the Corporation available for distribution or payment to stockholders shall be distributed or paid in equal amounts per share to the holders of Class A Common Stock and the holders of Class B Common Stock, as if such classes constituted a single class.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be

2

kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3.   That this corporation has not received any payment for any of its stock and that this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 241 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 30th day of September, 2022.

By: /s/ Wayne Reuvers
Name: Wayne Reuvers
Title: Chief Executive Officer